September 18, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, American Family Securities, LLC, the principal underwriter for American Family Variable Account I, hereby requests that the registration statement filed on Form N-6 for American Family Variable Account I (File No. 333-147408) be accelerated and declared effective on October 10, 2008, or as soon thereafter as is reasonably practicable.

AMERICAN FAMILY SECURITIES, LLC

By:    /s/ James W. Behrens

James W. Behrens

Secretary